Voya Law Department

J. Neil McMurdie

Senior Counsel

(860) 580-2824

Fax:  (860) 580-4897

Neil.mcmurdie@voya.com

December 11, 2014

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C.  20549

Re:	Voya Insurance and Annuity Company
Pre-Effective Amendment No. 2 to Registration Statement on Form S-3
Prospectus Title: Voya PotentialPLUS Annuity
File Nos. 333-196392

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Voya Insurance and Annuity Company, as registrant, and Directed Services LLC, as principal underwriter, hereby respectfully request that the effective date of this registration statement be accelerated to December 12, 2014.

Please call or email me with questions or comments.

Sincerely,

/s/ J. Neil McMurdie

J. Neil McMurdie

Senior Counsel

Windsor Site One Orange Way, C2N Windsor, CT 06095	Voya Services Company